UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

Augusta Resource Corporation

(Name of Subject Company)

Augusta Resource Corporation

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:
Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission on March 17, 2014, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed on March 28, 2014, Amendment No. 2 to the Schedule 14D-9 filed on April 8, 2014, Amendment No. 3 to the Schedule 14D-9 filed on April 15, 2014, Amendment No. 4 to the Schedule 14D-9 filed on April 17, 2014, Amendment No. 5 to the Schedule 14D-9 filed on April 23, 2014 and Amendment No. 6 to the Schedule 14D-9 filed on April 28, 2014 (as amended and supplemented, the “Schedule 14D-9”), by Augusta Resource Corporation (“Augusta”).

The information in the Schedule 14D-9 is incorporated into this Amendment No. 7 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

The information contained in the directors’ circular in the “Response to the HudBay Offer” section thereof and incorporated by reference into Item 4 of the Schedule 14D-9 is hereby supplemented by the following:

On May 1, 2014, Augusta issued a press release providing an update on the permitting process for its Rosemont Copper Project.  The press release is filed as Exhibit (a)(18) hereto and is incorporated by reference herein.

On May 2, 2014, Augusta issued a press release announcing the results of the vote from its annual general and special meeting of shareholders.  Shareholders voted in favor of all items put forward by the Board of Directors and management of Augusta, including the continuation of Augusta’s shareholder rights plan.  The press release is filed as Exhibit (a)(19) hereto and is incorporated by reference herein.

Item 7. Purposes of the Transaction and Plans or Proposals

The information contained in the directors’ circular in the “Response to the HudBay Offer” section thereof and incorporated by reference into Item 7 of the Schedule 14D-9 is hereby supplemented by the following:

On May 1, 2014, Augusta issued a press release providing an update on the permitting process for its Rosemont Copper Project.  The press release is filed as Exhibit (a)(18) hereto and is incorporated by reference herein.

On May 2, 2014, Augusta issued a press release announcing the results of the vote from its annual general and special meeting of shareholders.  Shareholders voted in favor of all items put forward by the Board of Directors and management of Augusta, including the continuation of Augusta’s shareholder rights plan.  The press release is filed as Exhibit (a)(19) hereto and is incorporated by reference herein.

Item 9. Exhibits.

The exhibit table appearing in Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(18)	News Release, dated May 1, 2014 of Augusta Resource Corporation
(a)(19)	News Release, dated May 2, 2014 of Augusta Resource Corporation

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: May 2, 2014	By:	/s/ Gilmour Clausen
Gilmour Clausen
President and Chief Executive Officer

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